Exhibit (a)(1)(C)

Offer to Purchase

All Issued and Outstanding Shares of Common Stock

of

GENERATION BIO CO.

A Delaware corporation

at

A Price per Share of $4.2913, Plus One Contingent Value Right (“CVR”) for Each Company Share, Which Represents the Right to Receive Potential Payments, in Cash, Contingent upon Receipt of Any CVR Proceeds, as Described in the CVR Agreement

Pursuant to the Offer to Purchase

Dated January 9, 2026

by

XRA 7 CORP.

and

XOMA ROYALTY CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.

EASTERN TIME ON FEBRUARY 8, 2026, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

January 9, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer Entities”), to act as Information Agent in connection with Buyer Entities’ offer to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Generation Bio Co., a Delaware corporation (the “Company”), for a price per share of (i) $4.2913 in cash (the “Cash Amount”), payable without interest and less any applicable tax withholding; and (ii) one non-tradeable contingent value right ( “CVR”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Company Shares registered in your name or in the name of your nominee. After careful consideration, the Company’s board of directors unanimously: (i) determined that the Offer, the Merger (as defined in the Offer to Purchase), the Agreement and Plan of Merger, dated as of December 15, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company and Buyer Entities, and the other transactions contemplated by the Merger Agreement and the CVR Agreement (as defined in the Offer to Purchase) (collectively, the “Transactions”) are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer, the Merger and the other Transactions contemplated by the Merger Agreement and approved the CVR Agreement and the Transactions contemplated thereby; and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Company Shares to Buyer Entities pursuant to the Offer.

The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase—The Tender Offer.

For your information and for forwarding to your clients for whom you hold Company Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for the information of your clients only, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Company Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m. Eastern time on February 8, 2026, unless the Offer is extended or earlier terminated.

For Company Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Company Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), with an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Buyer Entities will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Company Shares pursuant to the Offer. Buyer Entities will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Company Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the Information Agent for the Offer at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Buyer Entities, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Alliance Advisors, LLC

150 Clove Road, Suite 400

Little Falls, NJ 07424

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